

May 6, 2021

Adam Stone
Chief Executive Officer
ARYA Sciences Acquisition Corp III
51 Astor Place, 10th Floor
New York, NY 10003

>      **Re:  ARYA Sciences Acquisition Corp III**
>           **Amendment No. 2 to Registration Statement on Form S-4**
>           **Filed April 26, 2021**
>           **File No. 333-254796**

Dear Mr. Stone:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our April 20, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4

Q. Did the ARYA Board obtain a third-party valuation or fairness opinion..., page viii

1.     We refer to prior comment 1. Please reconcile the revised disclosures on page viii with the revised disclosures on page 114-115.  In this regard, we note the disclosure on page viii indicates that ARYA and Nautilus ultimately agreed to a $900 million valuation of Nautilus based on, among other items, information that ARYA had received from Nautilus and the valuation of comparable companies in Nautilus' industry; however, the revised disclosure on page 114 indicates that the the $900 million valuation was determined in early December 2020 and that the Comparable Company Analysis was conducted several weeks later in February 2021.

<u>Q. What are the U.S. federal income tax consequences of the Domestication?, page xiii</u>

2.      We note your response to prior comment 10.  Please revise page viii to highlight that there is uncertainty in the tax consequences of the Domestication to U.S. shareholders of ARYA because of the effects of Section 367(b), ARYA's status as a PFIC, and the application of Section 1291(f) and, as such, tax counsel is unable to opine on the tax consequences. Also, revise the disclosure on page xv and elsewhere to state that redemption is a taxable transaction and explain the exception, or disclose the reason(s) for the uncertainty.

<u>Background to the Business Combination, page 103</u>

3.      We note your revised disclosures in response to prior comment 2.  Please revise to clarify the date(s) that the parties negotiated and signed the non-binding term sheet and the date that Nautilus and/or its representatives provided the preliminary projections to ARYA.

4.      With reference to prior comment 6, please revise to explain the basis for describing the December 10 projections provided by Nautilus as "preliminary" and disclose whether such projections were prepared for AYRA or for Nautilus' internal use.  With a view to possible disclosure, provide us the preliminary projections in your response and, to the extent those projections differ materially from the Nautilus Forecasts presented on page 14, explain the reason(s) for such differences.

<u>Summary of ARYA Financial Analysis, page 114</u>

5.      We note your revisions and response to prior comment 9 and reissue.  Explain why the Board decided to use the valuation of a single company as opposed to the median of the three highlighted companies that the ARYA Board identified in February 2021 as "similar life sciences tools providers." Also, explain how the Board determined that Seer, Inc. was the most comparable company as opposed to 908 Devices, Inc. and disclose the 908 Devices, Inc. equity valuation.  In this regard, we note that the 908 Devices, Inc. initial public offering occurred in December 2020.

        Please contact Christine Torney at (202) 551-3652 or Vanessa Robertson at (202) 551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences